UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Cash Position

On August 1, 2025, I-Mab (the “Company”) announced that it expects to report that it had cash and cash equivalents, and short-term investments of $165.6 million as of June 30, 2025.

The Company expects to report its full financial results for the three and six months ended June 30, 2025 later this quarter. The preliminary financial results described in this report have not been audited or reviewed by our auditors and are subject to adjustment based on the Company’s completion of quarter-end financial close processes.

The information contained this Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File Nos. 333-239871, 333-265684, 333-256603, and 333-279842) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

(Registrant)

Date: August 1, 2025	/s/ Joseph Skelton
Name: Joseph Skelton
Title: Chief Financial Officer

2